Hotchkis and Wiley Funds
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017

October 19, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HW Opportunities MP Fund, a series of Hotchkis and Wiley Funds
Registration Statement on Form N-14 (File No. 333-274907)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Hotchkis and Wiley Funds (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-274907) relating to the reorganization of HW Opportunities MP Fund, a series of Series Portfolios Trust, into HW Opportunities MP Fund, a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2023, and was scheduled to go effective on November 5, 2023, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Los Angeles and State of California on the 19 day of October, 2023.

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No fees are required in connection with this filing. If you have any questions or comments regarding this delaying amendment or the Registration Statement, please contact Mark A. Quade at Vedder Price P.C., counsel to the Registrant, at (312) 609-7515.

Sincerely yours,

By:	/s/ Anna Marie Lopez
Anna Marie Lopez
President